UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                               :
          In the Matter of                     :  CERTIFICATE PURSUANT TO
                                               :          RULE 24
     ENTERGY LOUISIANA, INC.                   :
                                               :
          File No. 70-9141                     :
                                               :
 (Public Utility Holding Company Act of 1935)  :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy
Louisiana, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated March 12, 1998.

           On March 26, 1998, the Company issued and sold, by competitive bid, to Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, as underwriters, $115,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 6 1/2% Series due March 1, 2008 ("Bonds"), issued pursuant to the Fifty-second Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(a) - Execution  form  of  Fifty-second
                           Supplemental Indenture relating to the
                           Bonds.

          Exhibit B-1(a) - Letter to prospective purchasers
                           relating to proposals for the purchase
                           of Bonds.

          Exhibit B-2(a) - Execution  form  of  Underwriting
                           Agreement relating to the Bonds.

          Exhibit C-3(a) - Copy of the Prospectus being used
                           in connection with the sale of the Bonds
                           (previously filed in Registration No. 33-
                           50937 and incorporated herein by
                           reference).

          Exhibit F-1(a) - Post-effective opinion of Denise C.
                           Redmann, Senior Attorney - Corporate and
                           Securities of Entergy Services, Inc.,
                           counsel for the Company.

          Exhibit F-2(a) - Post-effective opinion of Reid  &
                           Priest LLP, counsel for the Company.

           IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 3rd day of April, 1998.


                                 ENTERGY LOUISIANA, INC.



                                 By:   /s/  Louis E. Buck
                                          Louis E. Buck
                                        Vice President and
                                     Chief Accounting Officer